Exhibit 99.1

ANNUAL INFORMATION FORM

The Toronto-Dominion Bank

Toronto-Dominion Centre

Toronto, Ontario, Canada

M5K 1A2

December 2, 2009

Documents Incorporated by Reference

Portions of the Annual Information Form (“AIF”) are disclosed in the Bank’s annual consolidated financial statements (“Annual Financial Statements”) and management’s discussion and analysis for the year ended October 31, 2009 (“MD&A”) and are incorporated by reference into the AIF.

	Page Reference	Page/Incorporated by Reference From
	Annual
	Information	Annual Financial
	Form	Statements	MD&A
CORPORATE STRUCTURE
Name, Address and Incorporation	1
Intercorporate Relationships	1

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	1		2-36

DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations		66-68	15-36
TD Ameritrade Holding Corporation	3	23, 68	24-25, 78
Competition			58
Intangible Properties		33
Average Number of Employees	3
Lending			38-48, 63-74
Reorganizations	3
Social and Environmental Policies			77
Risk Factors	4		58-78

DIVIDENDS
Dividends per Share for the Bank	5
Dividends for TD Ameritrade Holding Corporation	5
Dividend Policy and Restrictions for The Toronto-Dominion Bank		39-41	51

CAPITAL STRUCTURE
Common Shares	6	39
Preferred Shares	6	39-41
Constraints	7
Ratings	7

MARKET FOR SECURITIES OF THE BANK
Market Listings	9
Trading Price and Volume	9
Prior Sales	12

DIRECTORS AND OFFICERS
Directors and Board Committees of the Bank	12
Audit Committee	16
Pre-Approval Policies and Shareholders’ Auditor Service Fees	17
Executive Officers of the Bank	18
Shareholdings of Directors and Executive Officers	19
Additional Disclosure for Directors and Executive Officers	19

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings	20
Regulatory Actions	20

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	20

TRANSFER AGENTS AND REGISTRARS
Transfer Agent	20
Co-transfer Agent and Registrar	21

INTERESTS OF EXPERTS
Names of Experts	21

ADDITIONAL INFORMATION	21

Unless otherwise specified, this AIF presents information as at October 31, 2009.

ii

Caution regarding Forward-Looking Statements

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications, including to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2010 and beyond and the strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts to understand our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2010 for the Bank are set out in the Bank’s 2009 Management’s Discussion and Analysis (MD&A) under the heading “Economic Summary and Outlook” and for each of our business segments, under the heading “Business Outlook and Focus for 2010.” Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current financial and economic environment, such risks and uncertainties may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control and the effects of which can be difficult to predict - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2009 MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary and economic policies and in the foreign exchange rates for currencies of those jurisdictions; competition in markets in which the Bank operates, from established competitors and new entrants; defaults by other financial institutions; the accuracy and completeness of information we receive on customers and counterparties; the development and introduction of new products and services and new distribution channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies, and those of its subsidiaries internationally; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and competition for funding; the Bank’s ability to attract, develop and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure and to successfully and reliably deliver our products and services; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; legislative and regulatory developments including changes in tax laws; unexpected judicial or regulatory proceedings or outcomes; the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease, illness or other public health emergencies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s businesses, financial results, financial condition or liquidity. The preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more information, please see the Risk Factors and Management section of the Bank’s 2009 MD&A. All such factors should be considered carefully when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Any forward-looking information or statements contained in this document represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on our behalf, except as required under applicable securities legislation.

iii

CORPORATE STRUCTURE

Name, Address and Incorporation

The Toronto-Dominion Bank (the “Bank”) and its subsidiaries are collectively known as “TD Bank Financial Group” (“TDBFG”).  The Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act of Canada (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869).  The Bank’s head office is located at Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario, M5K 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among the Bank and its principal subsidiaries is provided in Appendix “A” to this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2009, the Bank was the second largest Canadian bank in terms of market capitalization.  TD Bank Financial Group is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD Bank Financial Group had $557 billion in assets on October 31, 2009.

For additional information on the Bank’s businesses, see the descriptions provided below and pages 15 - 36 of the MD&A.

In 2005, the Bank completed the transaction to acquire a 51% stake in Banknorth Group, Inc. (formerly referred to as “TD Banknorth”), a U.S.-based personal, small business, and commercial banking business. TD Banknorth became a wholly-owned subsidiary of the Bank in 2007, as further described below.

On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (US$67 million) cash consideration, which consisted primarily of intangibles and goodwill.

On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (“Hudson”) for total consideration of $2.2 billion (US$1.9 billion), consisting of cash consideration of $1,073 million (US$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank.

In 2006, the Bank acquired 44.4 million shares of TD AMERITRADE Holding Corporation (“TD Ameritrade”) for $939.1 million (US$831.4 million), through open market purchases. Together with TD Ameritrade’s share repurchase program, these purchases resulted in the Bank’s beneficial ownership of TD Ameritrade increasing from 32.5% to 39.8% as at October 31, 2006.

TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate of 32 million shares.  As a result of TD Ameritrade’s share repurchase activity, the Bank’s beneficial ownership of TD Ameritrade increased above the then applicable ownership cap of 39.9% under the Stockholders Agreement.  In accordance with the Bank’s previously announced intention, the Bank sold three million shares of TD Ameritrade during the three months ended July 31, 2007 to bring its beneficial ownership of TD Ameritrade as at July 31, 2007 to 39.9%, from 40.3% as at April 30, 2007.  The Bank recognized a gain of $6 million on this sale.

Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (“VFC”), a leading provider of automotive purchase financing and consumer installment loans.  The acquisition of VFC’s issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs in the amounts of $256 million, $70 million and $2 million, respectively.

On September 14, 2006, the Bank announced an arrangement with Lillooet Limited (“Lillooet”), a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade common stock.  The number of shares hedged and the hedge price were determined based on market conditions over a specified hedging establishment period. As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The arrangement was settled in 2009, as described in further detail below.

In 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (US$256 million) and the Bank acquired 1 million additional shares of TD Banknorth for $34 million (US$30 million) in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson transaction described above, the Bank began reinvesting in TD Banknorth’s dividend reinvestment program in November 2005 and acquired approximately 5.2 million shares of TD Banknorth pursuant to the program prior to the completion of the going-private transaction described below.

TD Banknorth completed its acquisition of Interchange Financial Services Corporation (“Interchange”) on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank at a price of US$31.17 per share for $472 million (US$405 million).

On April 20, 2007, the Bank completed its privatization of TD Banknorth.  Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion).  On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.

On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (“Commerce”) which was then a public company with approximately US$50 billion in assets (as at September 30, 2007).  The total consideration of approximately $8.5 billion was paid in cash and common shares of the Bank; each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash.

Following the acquisition of Commerce on March 31, 2008, TD Banknorth, Commerce Bank N.A. and Commerce Bank/North merged on May 31, 2008, to become TD Bank N.A. TD Banknorth and Commerce are known together as TD Bank, America’s Most Convenient Bank and in September, 2009 all of the over 1,000 stores of the Bank in the United States began operating under the same TD Bank name.

On January 24, 2009, the limit on the Bank’s beneficial ownership of TD Ameritrade under the Stockholders Agreement increased from 39.9% to 45%. Pursuant to the terms of the Stockholders’ Agreement, the Bank will not exercise the voting rights in respect of any shares held in excess the 45% limit.

On February 17, 2009, the Bank increased its stake in Internaxx Bank, an offshore online stockbroker for international and expatriate investors based in Luxembourg.   Internaxx’s management team reports through TD Waterhouse Investor Services (Europe) Limited which is a UK subsidiary of the Bank and which already provided back office, trading, clearing and settlement for Internaxx's multi-language and multi-currency service.

On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet at a hedged cost to the Bank of US$515 million. As Lillooet was consolidated in the Bank's Consolidated Financial Statements, the replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the Bank.

 On June 11, 2009, TD Waterhouse Canada Inc., a subsidiary of the Bank, acquired thinkorswim Canada, Inc., an online options trading brokerage, following the acquisition of thinkorswim Group Inc. by TD Ameritrade in the US.

DESCRIPTION OF THE BUSINESS

Descriptions of the Bank’s significant business segments and related information are provided on pages 15 - 36 of the 2009 MD&A.

TD AMERITRADE Holding Corporation

TD AMERITRADE Holding Corporation (“TD Ameritrade”) is a leading provider of securities brokerage services and technology-based financial services to retail investors and business partners, predominantly through the Internet, a national branch network and relationships with one of the largest groups of independent registered investment advisors. TD Ameritrade is a U.S. publicly-traded company and its common shares are listed on the NASDAQ.  TD Ameritrade acquired thinkorswim Group Inc. on June 11, 2009. As of October 31, 2009, the Bank owned approximately 45.1% of the outstanding voting securities of TD Ameritrade. Additional information concerning TD Ameritrade may be found on EDGAR at www.sec.gov/edgar.

Average Number of Employees

In fiscal 2009, the Bank had an average number of employees of 65,930.

Reorganizations (within the last three years)

In January 2006, prior to the consummation of the transaction with Ameritrade described above, TD Waterhouse Group, Inc., also referred to as TD Waterhouse, conducted a reorganization in which it transferred its Canadian retail securities brokerage business and TD Waterhouse Bank, N.A. to the Bank such that at the time of the consummation of the Ameritrade share purchase, TD Waterhouse retained only its United States retail securities brokerage business.

Following the privatization of TD Banknorth in April 2007, the Bank conducted a reorganization in which it transferred its interest in TD Bank USA, N.A. (formerly TD Waterhouse Bank, N.A.) to TD Banknorth.  TD Bank USA provides, among other things, banking services to TD Ameritrade.  As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA during 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment.

Following the acquisition of Commerce in March, 2008, on May 31, 2008, Commerce Bank, N.A. and Commerce Bank/North merged into TD Banknorth, N.A.. On the same date, TD Banknorth, N.A. changed its legal name to TD Bank, N.A.  Commerce and TD Banknorth now operate together as TD Bank, America’s Most Convenient Bank.

Risk Factors

To grow profitably in financial services involves selectively taking and managing risks. The challenge and our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while continually investing in our businesses to meet our future growth objectives. Our risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to and develop the governance, control and risk management framework they need to manage them appropriately. These resources and processes are strengthened by our culture which emphasizes transparency and accountability for managing risk.

We have created an Enterprise Risk Framework (as further described in the Risk Factors and Management section of the 2009 MD&A) that sets out the major risk categories and identifies and defines a broad number of risks to which our businesses and operations could be exposed. These risk categories are Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory & Legal Risk and Reputational Risk.  This Framework gives us an overall view of all potential risks the Bank and individual businesses face and allows us to develop appropriate management strategies.

Industry and Bank-specific risks and uncertainties may impact materially on the Bank’s future results.  Industry risks include general business and economic conditions in the regions in which the Bank conducts business, currency rates, monetary and economic policies of the Bank of Canada the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Insurance Deposit Corporation and other policies that are adopted by various other regulatory agencies internationally, level of competition, changes in laws and regulations, legal proceedings, accuracy and completeness of information on customers and counterparties and accounting policies and methods used by the Bank.  Bank-specific risks include the Bank’s ability to adapt products and services to evolving industry standards, its ability to successfully complete and integrate acquisitions and execute strategic plans, its ability to attract and retain key executives, the disruption of key components of the Bank’s business infrastructure, and the adequacy of the Bank’s risk management framework.

Further explanation of the types of risks cited above and the ways in which the Bank manages them can be found in the MD&A, on pages 58 to 78, which are incorporated by reference.  The Bank cautions that the preceding discussion of risks is not exhaustive.  When considering whether to purchase securities of the Bank, investors and others should carefully consider these factors as well as other uncertainties, potential events and industry- and Bank-specific factors that may adversely impact the Bank’s future results.

DIVIDENDS

Dividends per Share for the Bank
(October 31st year-end)

	2009	2008	2007
Common Shares	$2.44	$2.36	$2.11

Preferred Shares

Series I			-
Series M	$1.18	$1.18	$1.18
Series N	$1.15	$1.15	$1.15
Series O	$1.21	$1.21	$1.21
Series P	$1.31	$1.31	-
Series Q	$1.40	$1.051	-
Series R	$1.40	$0.892	-
Series S	$1.25	$0.493	-
Series Y	$1.28	$0.374	-
Series AA	$1.425	-	-
Series AC	$1.386
Series AE	$1.247
Series AG	$1.178
Series AI	$1.029
Series AK	$0.9010

1           This represents the amount of cash dividends paid per share between January 31, 2008 and October 31, 2008.
2           This represents the amount of cash dividends paid per share between March 12, 2008 and October 31, 2008.
3           This represents the amount of cash dividends paid per share between June 11, 2008 and October 31, 2008.
4           This represents the amount of cash dividends paid per share between July 16, 2008 and October 31, 2008.
5           This represents the amount of cash dividends paid per share between September 12, 2008 and October 31, 2009.
6           This represents the amount of cash dividends paid per share between November 5, 2008 and October 31, 2009.
7           This represents the amount of cash dividends paid per share between January 14, 2009 and October 31, 2009.
8           This represents the amount of cash dividends paid per share between January 30, 2009 and October 31, 2009.
9           This represents the amount of cash dividends paid per share between March 6, 2009 and October 31, 2009.
10          This represents the amount of cash dividends paid per share between April 3, 2009 and October 31, 2009.

On November 5, 2008, the Bank issued 8.8 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AC.

On December 5, 2008, the Bank issued 35 million Common Shares.

On January 14, 2009, the Bank issued 12 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AE.

On January 30, 2009, the Bank issued 15 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AG.

On March 6, 2009, the Bank issued 11 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AI.

On April 3, 2009, the Bank issued 14 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AK.

Dividends for TD AMERITRADE Holding Corporation
(September 30th year-end)

TD Ameritrade has historically not declared or paid regular cash dividends on its common stock. In connection with its acquisition of TD Waterhouse in January 2006, TD Ameritrade declared and paid a special cash dividend of US$6.00 per share.  As reported in its most recently filed 10-K for the year-ended September 30, 2009, TD Ameritrade currently intends to retain all of its earnings, if any, for use in its business and does not anticipate paying any other cash dividends in the foreseeable future. TD Ameritrade’s credit agreement prohibits the payment of cash dividends. The payment of any future dividends will be at the discretion of TD Ameritrade’s Board of Directors, subject to the provisions of the credit agreement, and will depend upon a number of factors, including future earnings, the success of TD Ameritrade’s business activities, capital requirements, the general financial condition and future prospects of its business, general business conditions and such other factors as the company’s Board of Directors may deem relevant.

CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such shares.

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Bank, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of the preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

Preferred Shares

The Class A First Preferred Shares (the “Preferred Shares”) of the Bank may be issued from time to time, in one or more series, with such rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine.

The Preferred Shares rank prior to the common shares and to any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank. Each series of Preferred Shares ranks on a parity with every other series of Preferred Shares.

Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Preferred Shares, create any class of shares ranking prior to or on a parity with the Preferred Shares.

Approval of amendments to the provisions of the Preferred Shares as a class may be given in writing by the holders of all the outstanding Preferred Shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the then outstanding Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

In the event of the liquidation, dissolution or winding-up of the Bank, before any amounts shall be paid to or any assets distributed among the holders of the common shares or shares of any other class of the Bank ranking junior to the Preferred Shares, the holder of a Preferred Share of a series shall be entitled to receive to the extent provided for with respect to such Preferred Shares by the conditions attaching to such series: (i) an amount equal to the amount paid up thereon; (ii) such premium, if any, as has been provided for with respect to the Preferred Shares of such series; and (iii) all unpaid cumulative dividends, if any, on such Preferred Shares and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends.  After payment to the holders of the Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank. Each series of Preferred Shares ranks equally with every other series of Preferred Shares.

There are no voting rights attaching to the Preferred Shares except to the extent provided for by any series or by the Bank Act.

The Bank may not, without the prior approval of the holders of the Preferred Shares, create or issue (i) any shares ranking in priority to or on a parity with the Preferred Shares; or (ii) any additional series of Preferred Shares unless at the date of such creation or issuance all cumulative dividends and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of Preferred Shares then issued and outstanding.

Constraints

There are no constraints imposed on the ownership of securities of the Bank to ensure that the Bank has a required level of Canadian ownership. However, the Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. For example, no person shall be a major shareholder of a bank if the bank has equity of $8 billion or more. A person is a major shareholder of a bank where: (i) the aggregate of shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares.  No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

Ratings

 As at October 31, 2009

	DBRS	Moody’s Investors Service	Standard & Poor’s	Fitch Ratings
Long Term Debt (deposits)	AA	Aaa	AA-	AA -
Tier 2B Subordinated Debt	AA (low)	Aa1	A+	A+
Tier 2A Subordinated Debt		Aa2	A
Short Term Debt (deposits)	R-1 (high)	P-1	A-1+	F-1+
Preferred Shares	Pfd-1 (low)	Aa2	P-1 (low)	A+

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. The credit ratings assigned to securities may not reflect the potential impact of all risks on the value of the securities. A rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.

A description of the rating categories of each of the rating agencies, obtained from the respective rating agency’s website, is set out below.

DBRS

The DBRS debt rating scale is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments.

Long-term debt rated AA is of superior credit quality, and protection of interest and principal is considered high. In many cases they differ from long-term debt rated AAA only to a small degree. Given the extremely restrictive definition DBRS has for the AAA category, entities rated AA are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

Short-term debt rated R-1 (high) is of the highest credit quality, and indicates an entity possessing unquestioned ability to repay current liabilities as they fall due. Entities rated in this category normally maintain strong liquidity positions, conservative debt levels, and profitability that is both stable and above average. Companies achieving an R-1 (high) rating are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results, and no substantial qualifying negative factors. Given the extremely tough definition DBRS has established for an R-1 (high), few entities are strong enough to achieve this rating.

Preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. Pfd-1 securities generally correspond with companies whose senior bonds are rated in the AAA or AA categories. As is the case with all rating categories, the relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity. However, there are cases where the preferred share rating could be lower than the normal relationship with the issuer's senior debt rating. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the middle of the category.

Moody’s Investors Service

Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.  Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Issuers rated Prime-1 (P-1) have a superior ability to repay short-term debt obligations.

Standard & Poor’s

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated.  The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms which could affect ultimate payment in the event of default.

A long-term obligation rated 'AA’ indicates the obligor’s capacity to meet its financial commitment on the obligation is very strong.  An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's which indicates the obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

The Standard & Poor's Canadian preferred share rating scale expresses preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years. A ‘P-1(Low)’ national scale preferred share rating corresponds to an ‘A’ global scale preferred share rating.

Fitch Ratings

Fitch's credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, or counterparty obligations. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories.

Long-term rating of ‘AA’:  Very high credit quality, denotes expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

Long term rating of ‘A’:  High credit quality, denotes expectations of low  risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

Short-term rating of ‘F1’: Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

MARKET FOR SECURITIES OF THE BANK

Market Listings

The Bank’s common shares are listed on:

1.	the Toronto Stock Exchange; and
2.	the New York Stock Exchange.

The Bank’s preferred shares are listed on the Toronto Stock Exchange.

Trading Price and Volume

Trading price and volume of the Bank’s securities in the past year is set out in the tables below:

	TORONTO STOCK EXCHANGE

	Common Shares	Preferred Shares (Series M - Y)
		Series M	Series N	Series O	Series P	Series Q	Series R	Series S	Series Y
November 2008
High Price($)	58.47	25.96	26.19	19.04	21.00	23.24	22.89	24.78	24.35
Low Price($)	38.33	24.96	24.35	15.03	16.20	17.21	17.25	20.40	18.85
Volume(‘000)	83,891	590	377	693	350	294	303	102	128
December 2008
High Price($)	46.09	26.25	26.74	18.35	20.07	21.21	20.99	22.25	22.00
Low Price($)	39.26	25.15	25.11	15.52	17.05	18.41	18.00	20.40	20.15
Volume(‘000)	89,718	341	176	871	393	499	530	239	274
January 2009
High Price($)	47.00	26.30	26.15	19.26	21.49	22.09	22.75	24.00	23.50
Low Price($)	38.52	25.75	25.01	17.85	19.48	20.80	20.51	22.00	21.07
Volume(‘000)	75,694	380	483	449	247	172	367	191	147
February 2009
High Price($)	41.20	26.21	26.00	19.10	20.75	21.15	21.10	22.49	23.20
Low Price($)	32.37	25.23	25.49	18.00	19.20	19.51	19.50	21.00	20.95
Volume(‘000)	84,562	308	151	228	178	117	243	60	55
March 2009
High Price($)	45.50	25.98	26.24	18.99	20.30	21.88	21.50	21.50	22.23
Low Price($)	34.31	24.56	25.31	17.15	18.45	19.69	19.53	19.08	19.40
Volume(‘000)	97,962	240	56	250	275	132	114	132	95
April 2009
High Price($)	50.00	26.86	26.24	19.49	20.85	22.50	22.41	23.50	24.22
Low Price($)	42.14	25.56	25.55	18.36	19.50	21.00	20.85	21.70	21.80
Volume(‘000)	69,980	88	42	340	204	131	190	147	100
May 2009
High Price($)	55.65	26.10	26.10	20.36	21.78	23.49	23.13	24.84	25.02
Low Price($)	46.78	25.81	25.76	19.30	20.80	22.35	22.33	23.45	23.73
Volume(‘000)	63,554	304	45	430	271	191	249	178	240
June 2009
High Price($)	61.72	26.30	26.20	20.46	22.57	23.64	23.25	25.75	25.97
Low Price($)	55.27	26.00	26.04	19.78	21.21	22.73	22.73	24.53	24.70
Volume(‘000)	63,815	502	129	981	385	144	168	474	174
July 2009
High Price($)	63.69	26.50	26.45	21.44	23.69	24.34	24.30	25.95	26.15
Low Price($)	55.43	26.07	26.08	19.88	21.80	23.06	23.00	24.85	25.04
Volume(‘000)	50,403	94	88	767	136	166	313	685	181
August 2009
High Price($)	70.00	26.88	26.60	23.36	24.25	25.39	25.12	26.37	26.67
Low Price($)	61.16	26.41	26.16	21.39	23.18	24.10	24.25	25.80	25.71
Volume(‘000)	53,555	129	166	459	193	326	576	276	139
September 2009
High Price($)	69.83	26.74	26.74	22.92	23.84	25.43	25.20	26.49	26.39
Low Price($)	64.30	26.46	26.15	22.22	23.06	24.95	24.85	25.75	25.77
Volume(‘000)	49,960	93	163	549	299	200	364	219	155
October 2009
High Price($)	68.87	26.60	26.44	22.40	23.64	25.00	24.99	26.19	26.17
Low Price($)	61.17	26.20	25.95	20.90	22.47	24.11	23.93	25.15	25.43
Volume(‘000)	45,956	56	85	478	349	169	238	172	206

	TORONTO STOCK EXCHANGE
	Preferred Shares (Series AA - AK)
	Series AA	Series AC	Series AE	Series AG	Series AI	Series AK
November 2008
High Price($)	24.00	25.15	-	-	-	-
Low Price($)	20.80	23.46	-	-	-	-
Volume(‘000)	155	1,547	-	-	-	-
December 2008
High Price($)	22.50	25.25	-	-	-	-
Low Price($)	20.50	24.25	-	-	-	-
Volume(‘000)	268	635	-	-	-	-
January 2009					-	-
High Price($)	23.70	25.49	25.49	24.97	-	-
Low Price($)	22.00	23.00	24.90	24.80	-	-
Volume(‘000)	157	219	2,345	611
February 2009					-	-
High Price($)	23.00	24.79	25.59	25.50	-	-
Low Price($)	21.80	23.07	25.00	24.72	-	-
Volume(‘000)	98	98	629	2,299	-	-
March 2009
High Price($)	23.00	24.70	25.99	25.95	25.30	-
Low Price($)	20.76	23.05	25.10	25.10	24.72	-
Volume(‘000)	132	108	687	882	1,755	-
April 2009
High Price($)	24.00	25.09	26.75	26.65	26.48	26.40
Low Price($)	22.50	24.26	25.50	25.45	25.16	24.98
Volume(‘000)	141	284	501	421	645	2,512
May 2009
High Price($)	24.74	25.90	27.10	27.45	26.99	26.95
Low Price($)	23.11	25.01	26.30	26.20	26.22	26.21
Volume(‘000)	254	275	324	465	342	471
June 2009
High Price($)	25.29	26.99	27.50	27.74	27.75	27.61
Low Price($)	24.50	25.49	26.60	26.67	26.60	26.75
Volume(‘000)	398	190	349	413	297	381
July 2009
High Price($)	26.05	27.04	27.94	27.98	27.71	28.00
Low Price($)	25.10	26.00	27.00	27.11	27.12	27.07
Volume(‘000)	413	166	504	595	299	357
August 2009
High Price($)	26.14	26.99	27.95	28.09	27.76	28.13
Low Price($)	25.75	26.35	27.47	27.27	27.36	27.50
Volume(‘000)	209	98	229	367	321	243
September 2009
High Price($)	26.20	26.99	28.00	28.05	28.05	27.99
Low Price($)	25.75	26.50	27.59	27.61	27.63	27.49
Volume(‘000)	276	212	863	466	250	379
October 2009
High Price($)	26.43	26.94	27.93	27.93	27.95	27.90
Low Price($)	25.39	26.17	27.06	27.04	26.90	27.06
Volume(‘000)	209	207	307	898	343	569

Prior Sales

In the most recently completed financial year, the only securities issued by the Bank which were not listed or quoted on a marketplace were non-principal protected notes, as outlined below:

Security	Date Issued	Issue Price	Principal Amount
Canadian Equity Index-Linked Principal-at-Risk Notes due July 30, 2012 - Series 1A	July 30, 2009	$,1000 per $1,000 Principal Amount	$3,000,000
Canadian Equity Index-Linked Principal-at-Risk Notes due July 30, 2012 - Series 1F	July 30, 2009	$,1000 per $1,000 Principal Amount	$3,000,000
Canadian Equity Index-Linked Principal-at-Risk Notes due September 24, 2012 - Series 2A	September 24, 2009	$,1000 per $1,000 Principal Amount	$1,000,000
Canadian Equity Index-Linked Principal-at-Risk Notes due September 24, 2012 - Series 2F	September 24, 2009	$,1000 per $1,000 Principal Amount	$500,000

DIRECTORS AND OFFICERS

Directors and Board Committees of the Bank

The following table sets forth the directors of the Bank, their present principal occupation and business, municipality of residence and the date each became a director of the Bank.

Director Name Principal Occupation & Municipality of Residence	Director Since
William E. Bennett Corporate Director and former President and Chief Executive Officer, Draper & Kramer, Inc. Chicago, Illinois, U.S.A.	May 2004
Hugh J. Bolton Chair of the Board, EPCOR Utilities Inc. (integrated energy company) Edmonton, Alberta, Canada	April 2003
John L. Bragg Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited (food manufacturers) Collingwood, Nova Scotia, Canada	October 2004
W. Edmund Clark President and Chief Executive Officer, The Toronto-Dominion Bank Toronto, Ontario, Canada	August 2000

Director Name Principal Occupation & Municipality of Residence	Director Since
Wendy K. Dobson Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto Uxbridge, Ontario, Canada	October 1990
Donna M. Hayes Publisher and Chief Executive Officer, Harlequin Enterprises Limited (global publishing company) Toronto, Ontario, Canada	January 2004
Henry H. Ketcham Chairman of the Board, President and Chief Executive Officer, West Fraser Timber Co. Ltd. (integrated forest products company) Vancouver, British Columbia, Canada	January 1999
Pierre H. Lessard Executive Chairman of the Board, METRO INC. (food retailer and distributor) Westmount, Quebec, Canada	October 1997
Brian M. Levitt Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm) Westmount, Quebec, Canada	December 2008
Harold H. MacKay Counsel, MacPherson Leslie & Tyerman LLP (law firm) Regina, Saskatchewan, Canada	November 2004
Irene R. Miller Chief Executive Officer, Akim, Inc. (U.S. investment management and consulting firm) New York, New York, U.S.A.	May 2006
Nadir H. Mohamed President and Chief Executive Officer Rogers Communications Inc. (diversified Canadian communications and media company) Toronto, Ontario, Canada	April 2008
Roger Phillips Corporate Director and retired President and Chief Executive Officer, IPSCO Inc. Regina, Saskatchewan, Canada	February 1994
Wilbur J. Prezzano Corporate Director and retired Vice Chairman, Eastman Kodak Company Charleston, South Carolina, U.S.A.	April 2003

Director Name Principal Occupation & Municipality of Residence	Director Since
William J. Ryan Corporate Director and former Chairman, TD Banknorth Inc. Falmouth, Maine, U.S.A.	March 2005
Helen K. Sinclair Chief Executive Officer, BankWorks Trading Inc. (satellite communications company) Toronto, Ontario, Canada	June 1996
Carole S. Taylor Senior Advisor Borden Ladner Gervais LLP (law firm) Vancouver, British Columbia, Canada	August 2009
John M. Thompson Chairman of the Board, The Toronto-Dominion Bank Toronto, Ontario, Canada	August 1988

Except as hereinafter disclosed, all directors have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Prior to April 1, 2008, Mr. Lessard was the President and Chief Executive Officer of METRO INC. Until May 2005, Mr. Mohamed was President and Chief Executive Officer of Rogers Wireless Inc; until March 2009, Mr. Mohamed was President and Chief Operating Officer of the Communications Group, Rogers Communications Inc. Until September 2006, Mr. Ryan was also the President of TD Banknorth Inc.; until March 2007, Mr. Ryan was also the Chief Executive Officer of TD Banknorth Inc.; until May 2007, Mr. Ryan was also the Group Head, U.S. Personal and Commercial Banking, TD Bank Financial Group; and until November 2009, Mr. Ryan was the Chairman of TD Banknorth Inc. From July 2001 to March 2005, Ms. Taylor served as Chair of CBC/Radio-Canada. In May 2005, Ms. Taylor was elected to the Legislative Assembly of British Columbia to represent the riding of Vancouver-Langara. Subsequently, Ms. Taylor served as the Minister of Finance for British Columbia from June 2005 to June 2008.  Since December 2008, Ms. Taylor has served as the Chair of the Federal Finance Minister's Economic Advisory Council.  Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for March 25, 2010.  Information concerning the nominees proposed by management for election as directors at the meeting will be contained in the proxy circular of the Bank in respect of the meeting.

The following table sets forth the Committees of the Bank’s Board, the members of each Committee and each Committee’s key responsibilities.

Committee	Members	Key Responsibilities
Corporate Governance Committee	John M. Thompson (Chair) Hugh J. Bolton Donna M. Hayes Roger Phillips
Responsibility for corporate governance of TDBFG:
•   Set the criteria for selecting new directors and the Board’s approach to director independence;
•   Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders;
•   Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TDBFG;
•   Review and recommend the compensation of the directors of TDBFG;
•   Satisfy itself that TDBFG communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;
•   Facilitate the evaluation of the Board and committees.
•   Oversee an orientation program for new directors and facilitate the continuing education for directors.

Management Resources Committee	Wilbur J. Prezzano (Chair) Henry H. Ketcham Pierre H. Lessard Helen K. Sinclair John M. Thompson
Responsibility for management’s performance evaluation, compensation and succession planning:
•   Discharge, and assist the Board in discharging, the responsibility of the Board relating to compensation as set out in this Committee’s charter;
•   Set performance objectives for the CEO, which encourage TDBFG’s long-term financial success and regularly measure the CEO’s performance against these objectives;
•   Determine the recommended compensation for the CEO and certain senior officers in consultation with independent advisors;
•   Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO;
•   Oversee the selection, evaluation, development and compensation of other members of senior management;
•   Produce a report on compensation for the benefit of shareholders, which is published in TDBFG’s annual proxy  circular and review, as appropriate, any other related major public disclosures concerning compensation.

Risk Committee	Harold H. MacKay (Chair) William E. Bennett Wendy K. Dobson Brian M. Levitt Wilbur J. Prezzano Carole S. Taylor
Supervising the management of risk of TDBFG:
•   Identify and monitor the key risks of TDBFG and evaluate their management;
•   Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk;
•   Satisfy itself that policies are in place to manage the risks to which TDBFG is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal risk, and reputational risk;
•   Provide a forum for “big-picture” analysis of future risks including considering trends.

Audit Committee	William E. Bennett* (Chair) John L. Bragg Donna M. Hayes Irene R. Miller* Nadir H. Mohamed*
Supervising the quality and integrity of TDBFG’s financial reporting:
•   Oversee reliable, accurate and clear financial reporting to shareholders;
•   Oversee internal controls - the necessary checks and balances must be in place;
•   Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor - the shareholders’ auditor reports directly to this Committee;
•   Listen to the shareholders’ auditor, internal auditor and the chief compliance officer, and evaluate the effectiveness and independence of each;
•   Oversee the establishment and maintenance of processes that ensure TDBFG is in compliance with the laws and regulations that apply to it as well as its own policies;
•   Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TDBFG that are federally-regulated financial institutions and insurance companies;
•   Receive reports on and approve, if appropriate, certain transactions with related parties.

*  Designated Audit Committee Financial Expert

Audit Committee

The Audit Committee of the Board of Directors of the Bank operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Appendix “B”. The Committee charter requires all members to be financially literate or be willing and able to acquire the necessary knowledge quickly. “Financially literate” means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

In addition, the Committee charter contains independence requirements applicable to each member and each member currently meets those requirements.  Specifically, the charter provides that no member of the Committee may be an officer or retired officer of the Bank and every member shall be independent of the Bank within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy (a copy of which is available on the Bank’s website at www.td.com).

As indicated in the table above, the members of the Committee are: William E. Bennett (chair), John L. Bragg, Irene R. Miller, Nadir H. Mohamed and Donna M. Hayes. The members of the Bank’s Audit Committee bring significant skill and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that each of Messrs. Bennett, Mohamed and Ms. Miller has the attributes of an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act, is financially literate and is independent under the applicable listing standards of the New York Stock Exchange, the Committee charter, the Bank’s Director Independence Policy and the corporate governance guidelines of the Canadian Securities Administrators.

The following sets out the education and experience of each director relevant to the performance of his or her duties as a member of the Committee:

William E. Bennett is Chair of the Bank’s Audit Committee.  Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Previously, he served as Executive Vice President and Chief Credit Officer of First Chicago Corp. and its principal subsidiary, the First National Bank of Chicago. Mr. Bennett currently serves as the Chair of the Audit Committee of Capital Power Corporation and previously served as Chair of the Audit Committee of Nuveen Investments Bond and Mutual Funds. He holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago. Mr. Bennett is one of the Bank’s Audit Committee financial experts.

John L. Bragg is President and Founder of Oxford Frozen Foods Limited and the owner and founder of Bragg Communications Inc. Mr. Bragg holds a Bachelor of Commerce degree and a Bachelor of Education degree from Mount Allison University.

Donna M. Hayes is the Publisher and Chief Executive Officer of Harlequin Enterprises Limited and is a member of its Board of Directors and of the boards of a number of associated companies.  Ms. Hayes holds an undergraduate degree from McGill University and has completed the professional publishing course at Stanford University and the executive management program at the Richard Ivey School at The University of Western Ontario.

Irene R. Miller is the Chief Executive Officer of Akim, Inc. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Prior to that, she held senior investment banking and corporate finance positions with Morgan Stanley & Co., and Rothschild Inc., respectively. During the past ten years, Ms. Miller has chaired the audit committees of the boards of Oakley, Inc., The Body Shop International plc and Benckiser N.V. Ms. Miller presently chairs the Audit Committee of Inditex, S.A. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University. Ms. Miller is one of the Bank’s Audit Committee financial experts.

Nadir H. Mohamed is the President and Chief and Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company.  Prior to March 2009, Mr. Mohamed was the President and Chief Operating Officer, Communications Group, of Rogers Communications Inc.  Previous to May 2005, he was the President and Chief Executive Officer of Rogers Wireless Inc. Mr. Mohamed is a member of the Board of Directors of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Accountant. Mr. Mohamed is one of the Bank’s Audit Committee financial experts.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. The policy provides for the annual pre-approval of specific types of services, together with the maximum amount of the fees that may be paid for such services, pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval. All other services and the associated fees must also be specifically pre-approved by the Audit Committee as they arise throughout the year. In making its determination regarding services to be provided by the shareholders’ auditor, the Audit Committee considers the compliance with the policy and the provision of services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance and whether the provision of the services would place the auditor in a position to audit its own work, result in the auditor acting in the role of the Bank’s management or place the auditor in an advocacy role on behalf of the Bank. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries. Four times a year, the Bank’s Chief Financial Officer makes a presentation to the Audit Committee detailing the services performed by the Bank’s auditor on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.

Fees paid to the shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2009	2008	2007
Audit fees	$23,123	$18,733	$14,942
Audit related fees	1,087	3,192	2,727
Tax fees	2,563	2,751	203
All other fees	411	598	336
Total	$27,184	$25,274	$18,208

Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

Audit related fees are fees for assurance and related services that are performed by the Bank’s auditor. These services include employee benefit plan audits, accounting and tax consultations in connection with acquisitions and divestitures, application and general control reviews, attest services not required by statute or regulation,  interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

Tax fees comprise: income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund; tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures; electronic and paper based tax knowledge publications; and tax planning, including expatriate and domestic tax services and transfer pricing matters.

All other fees include fees for insolvency and viability matters either paid by the Bank or by third parties, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties to Ernst & Young LLP in 2009 is $0.09 million (2008 - $0.28 million; 2007 - $0.04 million). Also included in this category are fees for audits of charitable organizations, Section 5970/SAS 70 reports on control procedures at a service organization, audit services for certain special purpose entities administered by the Bank, SEC-registered fund audits, and benchmark studies.

Executive Officers of the Bank

The following individuals are executive officers of the Bank:

Executive Officer	Principal Occupation	Municipality of Residence
Riaz Ahmed	Executive Vice President Corporate Development, Group Strategy and Treasury & Balance Sheet Management, Corporate Office TD Bank Financial Group	Oakville, Ontario, Canada

Mark R. Chauvin	Executive Vice-President and Chief Risk Officer, Risk Management, Corporate Office, TD Bank Financial Group	Burlington, Ontario, Canada

W. Edmund Clark	President and Chief Executive Officer, TD Bank Financial Group	Toronto, Ontario, Canada

Theresa L. Currie	Executive Vice-President, Human Resources and Corporate & Public Affairs, Corporate Office, TD Bank Financial Group	Oakville, Ontario, Canada

Robert E. Dorrance	Group Head Wholesale Banking, TD Bank Financial Group and Chairman, Chief Executive Officer and President, TD Securities	Toronto, Ontario, Canada

Bernard T. Dorval	Group Head Insurance and Global Development, TD Bank Financial Group and Deputy Chair, TD Canada Trust	Toronto, Ontario, Canada

Executive Officer	Principal Occupation	Municipality of Residence
William H. Hatanaka	Group Head Wealth Management, TD Bank Financial Group and Chairman and Chief Executive Officer, TD Waterhouse Canada Inc.	Toronto, Ontario, Canada

Timothy D. Hockey	Group Head Canadian Banking, TD Bank Financial Group and President & Chief Executive Officer, TD Canada Trust	Mississauga, Ontario, Canada

Colleen M. Johnston	Group Head, Finance and Chief Financial Officer, Corporate Office, TD Bank Financial Group	Toronto, Ontario, Canada

Bharat B. Masrani	Group Head U.S. Personal and Commercial Banking, TD Bank Financial Group and President & Chief Executive Officer, TD Bank N.A.	Portland, Maine, U.S.A.

Frank J. McKenna	Deputy Chair, TD Bank Financial Group	Toronto, Ontario, Canada

Michael B. Pedersen	Group Head, Corporate Operations, TD Bank Financial Group	Toronto, Ontario, Canada

Except as hereinafter disclosed, all executive officers have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years.  Prior to joining the Bank in July 2007, Mr. Pedersen worked for Barclays Bank and was responsible for their global private banking business and two other international businesses.  Prior to joining the Bank in May 2006, Mr. McKenna was the Canadian Ambassador to the United States; and from 1997 until 2005, he held the position of Counsel to McInnes Cooper.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2009, the directors and executive officers of the Bank as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 865,255 of the Bank’s common shares representing approximately 0.10% of the Bank’s issued and outstanding common shares on that date.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, the Bank confirms that, as at December 2, 2009:

(i)	no director or executive officer of the Bank is, or was within the last ten years, a director or officer of a company (including the Bank) that:

(a)
was subject to an order (including a cease trade order or an order similar to a cease trade or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, except Mr. Pierre Lessard who was a director of CINAR Corporation at the time its shares were suspended from trading on the Toronto Stock Exchange for more than 30 consecutive days and were delisted from the Toronto Stock Exchange and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements;

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)
within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(ii)
in the last ten years, no director or executive officer of the Bank has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(iii)
no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Bank, its subsidiaries and TD Ameritrade are involved in various legal actions in the ordinary course of business, many of which, in the case of the Bank and its subsidiaries, are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Regulatory Actions

From time to time, certain subsidiaries of the Bank are assessed fees or fines by a securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank.  During the past financial year, TD Investment Services Inc. paid an administrative filing fee to the Ontario Securities Commission in the amount of $4,900.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Bank confirms that, as at December 2, 2009 there were no directors or executive officers of the Bank or any associate or affiliate of a director or executive officer of the Bank with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Bank.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

416-643-5500
Or toll-free at 1-800-387-0825
www.cibcmellon.com or inquiries@cibcmellon.com

Co-transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania
15252-8015

or

480 Washington Boulevard
Jersey City, New Jersey
07310

1-866-233-4836
TDD for hearing impaired:  1-800-231-5469
Foreign shareholders:  201-680-6578
TDD foreign shareholders:  201-680-6610
www.bnymellon.com/shareowner/isd

INTERESTS OF EXPERTS

Names of Experts

The Consolidated Financial Statements of the Bank for the year ended October 31, 2009 filed under National Instrument 51-102 - Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP.  Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Reports to Shareholders - Report on Financial Statements and Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States).  Ernst & Young LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.  Ernst & Young LLP is also independent with respect to the Bank within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

From time to time, at the Bank’s request, law firms provide lawyers and law students for secondment to groups in the Bank’s head office and business units.

ADDITIONAL INFORMATION

Additional information concerning the Bank may be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov (EDGAR Filers Section).

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank’s securities and options to purchase securities, in each case if applicable, is contained in the Bank’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which at the date hereof, was the year ended October 31, 2009.

Appendix “A”

Intercorporate Relationships - See Attached

PRINCIPAL SUBSIDIARIES
Canada

(millions of dollars)		As at October 31, 2009
	Address of Head	Carrying Value of shares
Canada	or Principal Office	owned by the Bank
CT Financial Assurance Company (99.9%)	Toronto, Ontario	$124
First Nations Bank of Canada (9% common shares)	Saskatoon, Saskatchewan	6
Meloche Monnex Inc.	Montreal, Quebec	1,225
Security National Insurance Company	Montreal, Quebec
Primmum Insurance Company	Toronto, Ontario
TD Direct Insurance Inc.	Toronto, Ontario
TD General Insurance Company	Toronto, Ontario
TD Home and Auto Insurance Company	Toronto, Ontario
TD Asset Finance Corp.	Toronto, Ontario	139
TD Asset Management Inc.	Toronto, Ontario	442
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario
TDAM USA Inc.	Toronto, Ontario	3
TD Capital Funds Management Ltd.	Toronto, Ontario	1
TD Capital Group Limited	Toronto, Ontario	640
TD Capital Trust	Toronto, Ontario	885
TD Capital Trust III	Toronto, Ontario	442
TD Financing Services Home Inc.	Toronto, Ontario	2
TD Investment Services Inc.	Toronto, Ontario	23
TD Life Insurance Company	Toronto, Ontario	42
TD Mortgage Corporation	Toronto, Ontario	9,679
The Canada Trust Company	Toronto, Ontario
TD Pacific Mortgage Corporation	Vancouver, British Columbia
TD Mortgage Investment Corporation	Calgary, Alberta	523
TD Nordique Investments Limited	Vancouver, British Columbia	4,326
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	112
TD Securities Inc.	Toronto, Ontario	3,390
TD Timberlane Investments Limited	Vancouver, British Columbia	5,450
TD McMurray Investments Limited	Vancouver, British Columbia
TD Redpath Investments Limited	Vancouver, British Columbia
TD Riverside Investments Limited	Vancouver, British Columbia
TD US P & C Holdings ULC	Calgary, Alberta	20,537
TD Bank US Holding Company (formerly TD Banknorth Inc.)	Portland, Maine
TD Bank USA, National Association	Portland, Maine
TD Bank, National Association	Wilmington, Delaware
NA Asset Management, Inc.	Wilmington, Delaware
TD Uccello Rosso Investments Korlátolt Felelösségü Társaság	Szombathely, Hungary
TD Vermillion Holdings ULC	Calgary, Alberta	13,693
TD Financial International Ltd.	Hamilton, Bermuda
Canada Trustco International Limited	St. Michael, Barbados
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados
Toronto Dominion International Inc.	St. Michael, Barbados
TD Waterhouse Canada Inc.	Toronto, Ontario	1,787
thinkorswim Canada, Inc.	Moncton, New Brunswick
Truscan Property Corporation	Toronto, Ontario	158
VFC Inc.	Toronto, Ontario	439

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Capital Trust and TD Capital Trust III.  Until November 1, 2009, First Nations Bank of Canada is a subsidiary and is included given the significance of the Bank's investment in its non-voting securities.  Each subsidiary is incorporated in the country in which its head or principal office is located, except TDAM USA Inc. which is incorporated in Delaware, USA.

PRINCIPAL SUBSIDIARIES
United States and Other International

(millions of dollars)		As at October 31, 2009
	Address of Head	Carrying Value of shares
United States	or Principal Office	owned by the Bank
TD Discount Brokerage Acquisition LLC	Wilmington, Delaware	$1,054
TD AMERITRADE Holding Corporation (7.56%)	Omaha, Nebraska
TD Discount Brokerage Hedging LLC	Wilmington, Delaware	499
TD AMERITRADE Holding Corporation (4.60%)	Omaha, Nebraska
TD Discount Brokerage Holdings LLC	Wilmington, Delaware	3,840
TD AMERITRADE Holding Corporation (32.90%)	Omaha, Nebraska
Toronto Dominion Holdings (U.S.A.), Inc.	Chicago, Illinois	1,526
TD Equity Options, Inc.	Chicago, Illinois
Edge Trading Systems LLC	Chicago, Illinois
TD Options LLC	Chicago, Illinois
TD Holdings II Inc.	New York, New York
TD Securities (USA) LLC	New York, New York
TD Professional Execution, Inc.	Chicago, Illinois
Toronto Dominion (Texas) LLC	New York, New York
TD USA Insurance, Inc.	New York, New York
Toronto Dominion (New York) LLC	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York
Toronto Dominion Investments, Inc.	Houston, Texas
Other International
Internaxx Bank S.A. (75%)	Luxembourg, Luxembourg	33
NatWest Personal Financial Management Limited (50%)	London, England	60
NatWest Stockbrokers Limited	London, England
TD Ireland	Dublin, Ireland	1,312
TD Global Finance	Dublin, Ireland
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	277
TD Waterhouse Investor Services (UK) Limited	Leeds, England	82
TD Waterhouse Investor Services (Europe) Limited	Leeds, England
Toronto Dominion Australia Limited	Sydney, Australia	198
Toronto Dominion Investments B.V.	London, England	1,024
TD Bank Europe Limited	London, England
Toronto Dominion Holdings (U.K.) Limited	London, England
TD Securities Limited	London, England
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	794

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located. TD AMERITRADE Holding Corporation is not a subsidiary of the Bank as the Bank does not control it; TD Discount Brokerage Acquisition LLC, TD Discount Brokerage Hedging LLC, TD Discount Brokerage Holdings LLC and their respective ownership of TD AMERITRADE Holding Corporation are included given the significance of the Bank’s investment in TD AMERITRADE Holding Corporation.

Appendix “B”

AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF THE TORONTO-DOMINION BANK

CHARTER

~ ~ Supervising the Quality and Integrity of the Bank's Financial Reporting ~ ~

Main Responsibilities:

•   overseeing reliable, accurate and clear financial reporting to shareholders

•   overseeing internal controls - the necessary checks and balances must be in place

•   directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor - the shareholders’ auditor reports directly to the Committee

•   listening to the shareholders’ auditor, internal auditor and the chief compliance officer, and evaluating the effectiveness and independence of each

•   overseeing the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies

•   acting as the audit committee and conduct review committee for certain subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies

•   receiving reports on and approving, if appropriate, certain transactions with related parties

Independence is Key:

•      the Committee is composed entirely of independent directors

•      the Committee meets regularly without management present

•      the Committee has the authority to engage independent advisors, paid for by the Bank, to help it make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Bank

Composition and Independence, Financial Literacy and Authority

The Committee shall be composed of members of the Board of Directors in such number as is determined by the Board with regard to the by-laws of the Bank, applicable laws, rules and regulations and any other relevant consideration, subject to a minimum requirement of three directors.

In this Charter, “Bank” means The Toronto-Dominion Bank on a consolidated basis.  However, in overseeing entities in which The Toronto-Dominion Bank has a controlling interest, where such entities have their own independent board and committee oversight structure under applicable law, the Committee shall be entitled to place reliance on these processes in satisfying its Charter responsibilities provided that it does not come to the conclusion that it would be inappropriate to do so.  The Committee shall review materials of relevance to it with respect to such entities, as provided by management or as requested by the Committee.

No member of the Committee may be an officer or retired officer of the Bank. Every member of the Committee shall be independent of the Bank within the meaning of all applicable laws, rules and regulations including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy.

The members of the Committee shall be appointed by the Board and shall serve until their successors are duly appointed.  A Chair will be appointed by the Board upon recommendation of the Corporate Governance Committee, failing which the members of the Committee may designate a Chair by majority vote. The Committee may from time to time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder.

In addition to the qualities set out in the Position Description for Directors, all members of the Committee should be financially literate or be willing and able to acquire the necessary knowledge quickly.  Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.  At least one member of the Committee shall have a background in accounting or related financial management experience which would include any experience or background which results in the individual's financial sophistication, including being or having been an auditor, a chief executive officer or other senior officer with financial oversight responsibilities.

In fulfilling the responsibilities set out in this Charter, the Committee has the authority to conduct any investigation and access any officer, employee or agent of the Bank appropriate to fulfilling its responsibilities, including the shareholders’ auditor.  The Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties, and may retain and determine the compensation to be paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking Board approval.

Committee members will enhance their familiarity with financial, accounting and other areas relevant to their responsibilities by participating in educational sessions or other opportunities for development.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate.  The Committee shall meet with the shareholders’ auditor and management quarterly to review the Bank’s financial statements consistent with the section entitled “Financial Reporting” below.  The Committee shall dedicate a portion of each of its regularly scheduled quarterly meetings to meeting separately with each of the Chief Financial Officer, the Chief Auditor, the Chief Compliance Officer and the shareholders’ auditor and to meeting on its own without members of management or the shareholders’ auditor.  Annually, the Committee shall meet jointly with the Risk Committee and the Office of the Superintendent of Financial Institutions (“OSFI”) to review and discuss the results of OSFI’s annual supervisory examination of the Bank.

To facilitate open communication between this Committee and the Risk Committee, and where the Chair of the Risk Committee is not a member of this Committee, he or she shall receive notice of and attend by invitation of this Committee, as a non-voting observer, each meeting of this Committee and receive the materials for each such meeting.

Additionally, the Committee may invite to its meetings any director, management and other persons as it deems appropriate in order to carry out its responsibilities.  The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Specific Duties and Responsibilities

Financial Reporting

The Committee shall be responsible for the oversight of reliable, accurate and clear financial reporting to shareholders, including reviewing the Bank’s annual and interim financial statements and management’s discussion and analysis, prior to approval by the Board and release to the public, and reviewing, as appropriate, releases to the public of significant material non-public financial information of the Bank.  Such review of the financial reports of the Bank shall include, where appropriate but at least annually, discussion with management and the shareholders’ auditor of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

The Committee shall review earnings press releases and satisfy itself that adequate procedures are in place for the review of the Bank’s public disclosure of financial information extracted or derived from the Bank’s financial statements, other than the public disclosure in the Bank’s annual and interim financial statements and MD&A, and must periodically assess the adequacy of those procedures.

Financial Reporting Process

The Committee shall support the Board in its oversight of the financial reporting process of the Bank including:

• working with management, the shareholders’ auditor and the internal audit department to review the integrity of the Bank’s financial reporting processes;

• reviewing the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements and other disclosure documents as required;

• considering the key accounting policies of the Bank and key estimates and judgments of management and discussing such matters with management and/or the shareholders’ auditor;

• keeping abreast of trends and best practices in financial reporting including considering, as they arise, topical issues such as the use of variable interest entities and off-balance sheet reporting, and their application to the Bank;

• reviewing with the shareholders’ auditor and management significant accounting principles and policies and all critical accounting policies and practices used and any significant audit adjustments made;

• considering and approving, if appropriate, major changes to the Bank’s accounting and financial reporting policies as suggested by the shareholders’ auditor, management, or the internal audit department; and

• establishing regular systems of reporting to the Committee by each of management, the shareholders’ auditor and the internal audit department regarding any significant judgments made in management’s preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information.

The Audit Committee’s Role in the Financial Reporting Process

The shareholders’ auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial information.  Management of the Bank is responsible for the preparation, presentation and integrity of the Bank’s financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.  The Audit Committee oversees the financial reporting process at the Bank and receives quarterly reporting regarding the process undertaken by management and the results of the review by the shareholders’ auditor.  It is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Bank’s financial statements are complete, accurate and in accordance with GAAP.

Internal Controls

The Committee shall be responsible for overseeing the establishment and maintenance of internal controls of the Bank, including:

• requiring management to implement and maintain appropriate systems of internal controls (including controls related to the prevention, identification and detection of fraud), and that also comply with applicable laws, regulations and guidance, including section 404 of the U.S. Sarbanes-Oxley Act and similar rules of the Canadian Securities Administrators;

• meeting with management, the Chief Auditor and the shareholders’ auditor to assess the adequacy and effectiveness of the Bank’s internal controls, including controls related to the prevention, identification and detection of fraud;

• receiving reports from the Risk Committee as considered necessary or desirable with respect to any issues relating to internal control procedures considered by that Committee in the course of undertaking its responsibilities; and

• reviewing reporting by the Bank to its shareholders regarding internal control over financial reporting.

Internal Audit Division

The Committee shall oversee the internal audit division of the Bank, including reviewing and approving the mandates of the internal audit division and the Chief Auditor at least annually.  The Committee shall satisfy itself that the internal audit division has adequate resources and independence to perform its responsibilities.  In addition, the Committee shall:

• review and approve the annual audit plan and any significant changes thereto;

• confirm the appointment and dismissal of the Chief Auditor of the Bank;

• at least annually assess the effectiveness of the internal audit division;

• review regular reports prepared by the Chief Auditor together with management's response and follow-up on outstanding issues, as necessary; and

• provide a forum for the Chief Auditor to raise any internal audit issues or issues with respect to the relationship and interaction between the internal audit division, management, the shareholders’ auditor and/or regulators.

Oversight of Shareholders’ Auditor

The Committee shall review and evaluate the performance, qualifications and independence of the shareholders’ auditor including the lead partners and annually make recommendations to the Board and shareholders regarding the nomination of the shareholders’ auditor for appointment by the shareholders.  The Committee shall also make recommendations regarding remuneration and, if appropriate, termination of the shareholders’ auditor.  The shareholders’ auditor shall be accountable to the Committee and the entire Board, as representatives of the shareholders, for its review of the financial statements and controls of the Bank.  In addition, the Committee shall:

• review and approve the annual audit plans and engagement letters of the shareholders’ auditor;

• review the shareholders’ auditor’s processes for assuring the quality of their audit services including any matters that may affect the audit firm’s ability to serve as shareholders’ auditor;

• discuss those matters that are required to be communicated by the shareholders’ auditor to the Committee in accordance with the standards established by the Canadian Institute of Chartered Accountants, as such matters are applicable to the Bank from time to time;

• review with the shareholders’ auditor any issues that may be brought forward by it, including any audit problems or difficulties, such as restrictions on its audit activities or access to requested information, and management’s responses;

• review with the shareholders’ auditor concerns, if any, about the quality, not just acceptability, of the Bank's accounting principles as applied in its financial reporting; and

• provide a forum for management and the internal and/or shareholders’ auditor to raise issues regarding their relationship and interaction.  To the extent disagreements regarding financial reporting are not resolved, be responsible for the resolution of such disagreements between management and the internal and/or shareholders’ auditor.

Independence of Shareholders’ Auditor

The Committee shall monitor and assess the independence of the shareholders’ auditor through various mechanisms, including:

• reviewing and approving (or recommending to the Board for approval) the audit fees and other significant compensation to be paid to the shareholders’ auditor and reviewing, approving and monitoring the policy for the provision of non-audit services to be performed by the shareholders’ auditor, including the pre-approval of such non-audit services in accordance with the policy;

• receiving from the shareholders’ auditor, on a periodic basis, a formal written statement delineating all relationships between the shareholders’ auditor and the Bank consistent with the rules of professional conduct of the Canadian provincial chartered accountants institutes or other regulatory bodies, as applicable;

• reviewing and discussing with the Board, annually and otherwise as necessary, and the shareholders’ auditor, any relationships or services between the shareholders’ auditor and the Bank or any factors that may impact the objectivity and independence of the shareholders’ auditor;

• reviewing, approving and monitoring policies and procedures for the employment of past or present partners, or employees of the shareholders’ auditor as required by applicable laws; and

• reviewing, approving and monitoring other policies put in place to facilitate auditor independence, such as the rotation of members of the audit engagement team, as applicable.

Finance Department

The Committee shall oversee the Finance Department of the Bank, including:

• reviewing and approving the mandate of the Finance Department and the mandate of the Chief Financial Officer at least annually;

• reviewing and approving, at least annually, the Finance Department budget and resource plan, including receiving reports from management on resource adequacy;

• annually assessing the effectiveness of the Finance Department and Chief Financial Officer;

• confirming the appointment and dismissal of the Chief Financial Officer; and

• providing a forum for the Chief Financial Officer to raise any financial reporting issues or issues with respect to the relationship and interaction among the Finance Department, management, the shareholders’ auditor and/or regulators.

Conduct Review and Related Party Transactions

The Committee shall be responsible for conduct review and oversight of related party transactions (except the approval of Bank officer related party credit facilities which are reviewed by the Management Resources Committee and the approval of Bank director related party credit facilities which are reviewed by the Risk Committee, as required), including satisfying itself that procedures and practices are established by management as required by the Bank Act (Canada) relating to conduct review and related party transactions and monitoring compliance with those procedures and their effectiveness from time to time.

Business Conduct and Ethical Behaviour

The Committee shall monitor compliance with policies in respect of ethical personal and business conduct, including the Bank’s Disclosure of Information and Complaint Procedures and the Bank’s Code of Conduct and Ethics and the conflicts of interest procedures included therein, including approving, where appropriate, any waiver from the Bank’s Code of Conduct and Ethics to be granted for the benefit of any director or executive officer of the Bank.

Compliance

The Committee shall oversee the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

• reviewing with management the Bank’s compliance with applicable regulatory requirements and the legislative compliance management processes;

• establishing procedures in accordance with regulatory requirements for the receipt, retention and treatment of complaints received by the Bank on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;

• reviewing professional pronouncements and changes to key regulatory requirements relating to accounting rules to the extent they apply to the financial reporting process of the Bank; and

• reviewing with the Bank’s general counsel any legal matter arising from litigation, asserted claims or regulatory noncompliance that could have a material impact on the Bank’s financial condition.

Compliance Department

The Committee shall oversee the Compliance Department of the Bank and the execution of its mandate, including reviewing and approving its annual plan and any significant changes to the annual plan and/or methodology.  The Committee shall satisfy itself that the Compliance Department has adequate resources and independence to perform its responsibilities.  In addition, the Committee shall:

• annually review and approve the mandate of the Compliance Department and the mandate of the Chief Compliance Officer of the Bank;

• confirm the appointment and dismissal of the Chief Compliance Officer;

• confirm the appointment and dismissal of the Chief Anti-Money Laundering Officer of the Bank;

• at least annually assess the effectiveness of the Compliance function;

• regularly review reports prepared by the Chief Compliance Officer for the Audit Committee and follow-up on any outstanding issues;

• review an annual report from the Chief Compliance Officer regarding examinations of the Bank conducted by OSFI, and follow-up with management on the status of recommendations and suggestions, as appropriate; and

• provide a forum for the Chief Compliance Officer to raise any compliance issues or issues with respect to the relationship and interaction among the Compliance Department, management and/or regulators.

General

The Committee shall have the following additional general duties and responsibilities:

• acting as the audit committee and conduct review committee for certain Canadian subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies, including meeting on an annual basis with the chief actuaries of the subsidiaries of the Bank that are federally-regulated insurance companies;

• performing such other functions and tasks as may be mandated by regulatory requirements applicable to audit committees and conduct review committees or delegated by the Board;

• conducting an annual evaluation of the Committee to assess its contribution and effectiveness in fulfilling its mandate;

• reviewing reports from the Risk Committee for purposes of monitoring policies and processes with respect to risk assessment and risk management and discuss the Bank's major financial risk exposures, including operational risk issues, and the steps management has taken to monitor and control such exposures;

• reviewing and assessing the adequacy of this Charter at least annually and submitting this Charter to the Corporate Governance Committee and the Board for approval upon amendment;

• maintaining minutes or other records of meetings and activities of the Committee; and

• reporting to the Board on material matters arising at Audit Committee meetings following each meeting of the Committee and reporting as required to the Risk Committee on issues of relevance to it.